Exhibit 7.02

Proposal Letter

April 13, 2015

The Board of Directors

SUNGY MOBILE LIMITED (the “Company”)

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Dear Sirs and Madams:

We, Yuqiang Deng and Zhi Zhu (collectively, “we” or “us”) are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by us in a going private transaction (the “Transaction”) described below.

We believe our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of approximately 9% to the Company’s closing price on April 10, 2015, and a premium of approximately 20% to the volume-weighted average closing price during the last 30 trading days. We are confident that the Transaction can be closed on a highly expedited basis as outlined in this letter.

Set forth below are the key terms of our proposal.

1	Buyer. We intend to form a transaction vehicle (“Buyer”) for the purpose of pursuing the Transaction.

2	Purchase Price. The purchase price payable will be US$4.9 per American Depositary Share (“ADSs,” each ADS representing six Class A ordinary shares of the Company) or approximately US$0.82 per ordinary share in cash, in each case other than for certain ADSs or ordinary shares held by directly or indirectly by us, who would continue to hold equity.

3	Financing. We intend to finance the Transaction with debt. We expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are executed.

4	Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with discussions on the Definitive Agreements.

5	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) in respect of the Transaction. These agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transaction of this type.

6	Process. Given our involvement in the Transaction, we believe it is prudent and in the best interests of the Company for the Company’s Board of Directors to establish a special committee of independent directors to consider the Transaction (the “Special Committee”). We also expect that the Special Committee would retain independent advisors, including an independent financial advisor, to assist it in its work.

In considering our offer, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already beneficially own, and that we do not intend to sell our stake in the Company to a third party.

7	Confidentiality. We are sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements.

Until a confidentiality agreement is signed, any written news releases by the Company or us pertaining to the Transaction shall be reviewed and approved by the Company and ourselves prior to their release, subject to any requirements of law.

8	No Binding Commitment. This proposal letter does not constitute an offer capable of acceptance or any binding commitment with respect to a Transaction. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to express our commitment to working with you to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

/s/ Yuqiang Deng
Yuqiang Deng

/s/ Zhi Zhu
Zhi Zhu